UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45791E107

(CUSIP Number)

Kerry L. Killeen

Revolution LLC

1717 Rhode Island Avenue, N.W.

10th Floor

Washington, D.C. 20036

(202) 776-1400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Portico Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,768,474 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,768,474 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,768,474 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% of common stock (20.9% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (i) 1,000,000 shares of Class A common stock and (ii) 16,768,474 shares of Class A common stock issuable upon redemption of 16,768,474 New Common Units of Inspirato LLC held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)

Calculations of the percentage of common stock beneficially owned is based on a total of 126,625,710 shares of common stock (68,141,929 shares of Class A common stock and 58,483,781 shares of Class V common stock) outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission (“SEC”) on August 9, 2023.

(4)

Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 68,141,929 shares of Class A common stock issued and outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023 and (ii) Class A common stock issuable upon redemption of 16,768,474 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

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CUSIP No. 45791E107
1.	Names of Reporting Persons Exclusive Resorts LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,125,017 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,125,017 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,017 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% of common stock (1.6% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes shares of Class A common stock issuable upon redemption of 1,125,017 New Common Units of Inspirato LLC held by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 126,625,710 shares of common stock (68,141,929 shares of Class A common stock and 58,483,781 shares of Class V common stock) outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 68,141,929 shares of Class A common stock issued and outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023 and (ii) Class A common stock issuable upon redemption of 1,125,017 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

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CUSIP No. 45791E107
1.	Names of Reporting Persons Alps Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 399,471 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 399,471 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 399,471 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of common stock (0.6% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 126,625,710 shares of common stock (68,141,929 shares of Class A common stock and 58,483,781 shares of Class V common stock) outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on 68,141,929 shares of Class A common stock issued and outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023.

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CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Management Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,292,962 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,292,962 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,292,962 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% of common stock (22.4% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (A) shares of Class A common stock issuable upon redemption of (i) 16,768,474 New Common Units of Inspirato LLC held by Portico and (ii) 1,125,017 New Common Units of Inspirato LLC held by Exclusive; (B) 1,000,000 shares of Class A common stock held by Portico; and (C) 399,471 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 126,625,710 shares of common stock (68,141,929 shares of Class A common stock and 58,483,781 shares of Class V common stock) outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 68,141,929 shares of Class A common stock issued and outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023 and (ii) Class A common stock issuable upon redemption of 17,893,491 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

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CUSIP No. 45791E107
1.	Names of Reporting Persons Stephen M. Case
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,292,962 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,292,962 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,292,962 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% of common stock (22.4% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (A) shares of Class A common stock issuable upon redemption of (i) 16,768,474 New Common Units of Inspirato LLC held by Portico and (ii) 1,125,017 New Common Units of Inspirato LLC held by Exclusive; (B) 1,000,000 shares of Class A common stock held by Portico; and (C) 399,471 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 126,625,710 shares of common stock (68,141,929 shares of Class A common stock and 58,483,781 shares of Class V common stock) outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on the sum of (i) 68,141,929 shares of Class A common stock issued and outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023 and (ii) Class A common stock issuable upon redemption of 17,893,491 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

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Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 (the “Original Schedule 13D”) filed on behalf of Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”), relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report Portico’s and Alps’ entry into the Voting Agreement (as defined herein), as described in Items 4 and 6 below.

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On August 7, 2023 Oakstone Ventures, Inc. (“Purchaser”), the Issuer, Inspirato LLC, a Delaware limited liability company (“OpCo”) and the other subsidiaries of the Issuer party thereto (collectively, the “Other Guarantor Subsidiaries”), entered into an Investment Agreement (the “Investment Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the issuance and sale by the Issuer to Purchaser, and the purchase and acquisition by Purchaser from the Issuer, of the Issuer’s 8% Senior Secured Convertible Note due 2028 (the “Note”) in the principal amount of twenty-five million U.S. dollars ($25,000,000) (the “Purchase”). Pursuant to the Investment Agreement, the Issuer has undertaken to convene a special meeting of its stockholders (the “Special Meeting”) for the purposes of obtaining stockholder approval of certain matters, as contemplated by the Investment Agreement, including:

•	an amendment to the Issuer’s second amended and restated certificate of incorporation to authorize a new class of non-voting common stock; and

•	the issuance of common shares upon the conversion of the Note (including as a result of interest that is paid in kind), to the extent such approval is required under the rules of the Nasdaq, including Nasdaq Rule 5635(b).

Voting Agreement

Concurrently with the Issuer’s execution and delivery of the Investment Agreement, Portico and Alps entered into a Voting Agreement (the “Voting Agreement”) with Purchaser and the Issuer with respect to the Covered Shares (as defined in the Voting Agreement) held by Portico and Alps, which includes all shares beneficially owned by Portico and Alps as reported herein, together with any additional shares that Portico and Alps may acquire record and/or beneficial ownership of after the date of the Voting Agreement. Pursuant to the Voting Agreement, until the date that is one business day following the record date set forth in the proxy statement (the “Proxy Statement”) (or if no Proxy Statement is filed, through the Expiration Time, as defined below) to be filed by the Issuer with respect to the Special Meeting, neither Portico nor Alps shall transfer or cause or permit the transfer of any Covered Shares of Portico and Alps, other than with the prior written consent of Purchaser.

Under the Voting Agreement, Portico and Alps have agreed that, until the earlier to occur of (a) the time at which the Purchase is consummated, and (b) such time as the Investment Agreement is terminated in accordance with its terms (the earlier of such times, the “Expiration Time”), at every meeting of the Issuer’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of the Issuer’s stockholders by written consent with respect to any of the following matters, Portico and Alps shall vote (including via proxy) all of their Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of such Covered Shares) as follows:

•	in favor of any proposal to approve (i) the amendment to the second amended and restated certificate of incorporation of the Issuer, as contemplated by the Investment Agreement (which includes the authorization of non-voting common stock), and (ii) the issuance of common shares upon the conversion of the Note (including as a result of interest that is paid in kind), to the extent such approval is required under the rules of the Nasdaq, including Nasdaq Rule 5635(b); and

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•	against (1) any action or agreement that would reasonably be expected to result in any of the conditions to the Issuer’s obligations set forth in the Investment Agreement not being fulfilled or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Investment Agreement, or of any stockholder contained in the Voting Agreement or (2) any alternative transaction proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Purchase and the other transactions contemplated by the Investment Agreement.

The foregoing description of the Voting Agreement is a summary only and is qualified in its entirety by the full text of the form of Voting Agreement, a copy of which is filed herewith as Exhibit H and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Class A common stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of August 17, 2023:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)(5)
Portico (1)	17,768,474	0	17,768,474	0	17,768,474	17,768,474	14.0% of common stock (20.9% of Class A common stock)
Exclusive (2)	1,125,017	0	1,125,017	0	1,125,017	1,125,017	0.9% of common stock (1.6% of Class A common stock)
Alps (3)	399,471	0	399,471	0	399,471	399,471	0.3% of common stock (0.6% of Class A common stock)
Revolution (1) (2) (3)	0	0	19,292,962	0	19,292,962	19,292,962	15.2% of common stock (22.4% of Class A common stock)
Case (1) (2) (3)	0	0	19,292,962	0	19,292,962	19,292,962	15.2% of common stock (22.4% of Class A common stock)

(1)	Includes (i) 1,000,000 shares of Class A common stock and (ii) 16,768,474 shares of Class A common stock issuable upon redemption of 16,768,474 New Common Units of Inspirato LLC held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(2)	Includes 1,125,017 shares of Class A common stock issuable upon redemption of 1,125,017 New Common Units of Inspirato LLC held by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Includes 399,471 shares of Class A common stock held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of the shares held by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(4)	Calculations of the percentage of common stock beneficially owned is based on a total of 126,625,710 shares of common stock (68,141,929 shares of Class A common stock and 58,483,781 shares of Class V common stock) outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023.

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(5)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 68,141,929 shares of Class A common stock issued and outstanding as of August 3, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 9, 2023 and (ii) Class A common stock issuable upon redemption of New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

(c)	None of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

H.	Voting Agreement.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023

Revolution Portico Holdings LLC

By:	Revolution Management Company LLC
its	Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Exclusive Resorts LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Co-Chair

Alps Investment Holdings LLC

By:	Revolution Management Company LLC
its	Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Revolution Management Company LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

/s/ Stephen M. Case
Stephen M. Case

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

H - Voting Agreement

Exhibit H

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of August 16, 2023, is by and among (i) Oakstone Ventures, Inc., a Delaware corporation (“Purchaser”), (ii) Inspirato Incorporated, a Delaware corporation (the “Company”), and (iii) the stockholders of the Company listed on Schedule A and the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Each of Purchaser, the Company and the Stockholders are sometimes referred to as a “Party.”

RECITALS

A.            Concurrently with the execution and delivery of this Agreement, (i) Purchaser, (ii) the Company, (iii) Inspirato LLC, a Delaware limited liability company (“OpCo”) and (iv) the other subsidiaries of the Company party thereto (collectively, the “Other Guarantor Subsidiaries”), are entering into an Investment Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Investment Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the issuance and sale by the Company to Purchaser, and the purchase and acquisition by Purchaser from the Company, of the Company’s 8% Senior Secured Convertible Note due 2028 (the “Note”) in the principal amount of twenty-five million U.S. dollars ($25,000,000) (the “Purchase”);

B.            As of the date hereof, each Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of (i) shares of Class A common stock, par value $0.0001 per share, of the Company and/or (ii) shares of Class V common stock, par value, par value $0.0001 per share, of the Company ((i) and (ii), collectively, the “Common Shares”) set forth next to such Stockholder’s name on Schedule A hereto, being all of the Common Shares owned of record or beneficially by such Stockholder as of the date hereof (with respect to such Stockholder, the “Owned Shares”, and the Owned Shares together with any additional Common Shares that such Stockholder may acquire record and/or beneficial ownership of after the date hereof (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Common Shares by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction), such Stockholder’s “Covered Shares”); and

C.            In connection with the execution by Purchaser of the Investment Agreement, each Stockholder has agreed to enter into this Agreement with respect to such Stockholder’s Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.            Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Investment Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section.

1.1.            “Effective Time” shall mean the time at which the Purchase is consummated.

1.2.            “Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) such time as the Investment Agreement is terminated in accordance with the terms of Section 2.03 of the Investment Agreement.

1.3.            “Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any option or other contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement); (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares; or (c) any contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), or (b) above.

2.            Agreement to Not Transfer the Covered Shares; No Inconsistent Arrangements

2.1.            No Transfer of Covered Shares. Until the date that is 1 business day following the record date set forth in the Proxy Statement (if a Proxy Statement for approval of the Covered Proposals specified in Section 3.1(a) is filed with the SEC and otherwise, until the Expiration Time), each Stockholder agrees not to Transfer or cause or permit the Transfer of any Covered Shares of any Stockholder, other than with the prior written consent of Purchaser. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void and of no effect whatsoever. If any involuntary Transfer of any of such Stockholder’s Covered Shares shall occur (including, but not limited to, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect until the Expiration Time. The Transfer of Covered Shares by a Stockholder pursuant to this Section 2.1 shall not relieve a Stockholder of its obligations relating to such Covered Shares pursuant to Section 2.2, Section 3.1, Section 3.2 or Section 3.3 with respect to any meeting of the Company’s stockholders (or approval by written consent) that has a record date occurring on or prior to the date of Transfer of such Covered Shares.

2.2.            No Inconsistent Arrangements. Until the Expiration Time, each Stockholder agrees not to take any action, in its capacity as the record holder or beneficial owner of Covered Shares, that would directly or indirectly have the effect of preventing, materially delaying or materially impairing such Stockholder from performing any of its obligations under this Agreement or that would, or would reasonably be expected to, have the effect of preventing, materially delaying or materially impairing, the consummation of the Purchase or the other transactions contemplated by the Investment Agreement or the performance by the Company of its obligations under the Investment Agreement.

3.            Agreement to Vote the Covered Shares.

3.1.            Voting Agreement. Until the Expiration Time, at every meeting of the Company’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of the Company’s stockholders by written consent with respect to any of the following matters, each Stockholder shall vote (including via proxy) all of such Stockholder’s Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of such Stockholder’s Covered Shares) (a) in favor of any proposal to approve (i) the amendment to the second amended and restated certificate of incorporation of the Company, in the form set forth on Exhibit B attached to the Investment Agreement, and (ii) the issuance of Common Shares upon the conversion of the Note (including as a result of interest that is paid in kind), to the extent such approval is required under the rules of the Nasdaq, including Nasdaq Rule 5635(b); and (b) against (1) any action or agreement that would reasonably be expected to result in any of the conditions to the Company’s obligations set forth in Section 2.02 under the Investment Agreement not being fulfilled or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Investment Agreement, or of any Stockholder contained in this Agreement or (2) any Alternative Transaction Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Purchase and the other transactions contemplated by the Investment Agreement (clauses (a) and (b), the “Covered Proposals”).

3.2.            Quorum. Until the Expiration Time, at every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), each Stockholder shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

3.3.            Return of Proxy. Each Stockholder shall execute and deliver (or cause the holders of record to execute and deliver), within 48 hours of receipt, any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1 (with Purchaser to be promptly notified (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

4.            Waiver of Certain Actions. Each Stockholder hereby agrees not to commence or participate in, and to take all actions reasonably necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Purchaser, the Company, OpCo and the Other Guarantor Subsidiaries or any of their respective Affiliates, successors, directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Investment Agreement (including any claim seeking to enjoin or delay the closing of the Purchase) or (b) alleging a breach of any duty of the Board of Directors in connection with the Investment Agreement, this Agreement or the transactions contemplated thereby or hereby.

5.            Fiduciary Duties; Legal Obligations. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of Covered Shares. Nothing in this Agreement shall in any way limit or affect any actions taken by any Stockholder in its capacity as a director or officer of the Company or from complying with his fiduciary duties or other legal obligations while acting in such capacity as a director or officer of the Company.

6.            Representations and Warranties of the Stockholder. Each Stockholder hereby represents and warrants to Purchaser and the Company that:

6.1.            Due Authority. Such Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. If such Stockholder is not a natural person, (a) the Stockholder is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation, as applicable and (b) the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

6.2.            Ownership of the Covered Shares. As of the date hereof: (a) Such Stockholder is, as of the date hereof, the beneficial or record owner of the Covered Shares set forth on Schedule A, free and clear of any and all liens other than those (i) created by this Agreement or (ii) arising under applicable securities laws, and (b) except as disclosed on Schedule A, such Stockholder has sole voting power over all of the Covered Shares beneficially owned by such Stockholder. Such Stockholder has not entered into any agreement to Transfer any Covered Shares. As of the date hereof, such Stockholder does not own, beneficially or of record, any Common Shares or other voting shares of the Company (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any Common Shares or other voting shares of the Company) other than the Owned Shares.

6.3.            No Conflict; Consents.

a.            The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the compliance by such Stockholder with any provisions hereof does not and will not: (a) conflict with or violate any laws, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the Covered Shares beneficially owned by such Stockholder pursuant to any contract or obligation to which any Stockholder is a party or by which any Stockholder is subject.

b.            No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Entity or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by them of the transactions contemplated hereby.

6.4.            Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder that would reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7.            Miscellaneous.

7.1.            No Solicitation. Until the Expiration Time, each Stockholder will not, and will not permit any entity under such Stockholder’s control to, (A) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14A under the Exchange Act) in opposition to any Covered Proposal of the type described in clause (a) of the definition thereof and in favor of any Covered Proposal of the type described in clause (b) of the definition thereof, (B) initiate a stockholders’ vote with respect to an Alternative Transaction Proposal, or (C) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Alternative Transaction Proposal.

7.2.            Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Common Shares,” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

7.3.            Expenses. Except as otherwise expressly provided herein, each party hereto shall bear its own costs and expenses (including attorneys’ fees) incurred in connection with this Agreement and the Transactions.

7.4.            Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or sent via email (with receipt confirmed) as follows:

a.            if to a Stockholder, to the address for notice set forth on Schedule A hereto, with a copy (which shall not constitute notice) to:

Revolution LLC
Attention: Treasury
Email: treasury@revolution.com

1717 Rhode Island Avenue, NW

Suite 1000

Washington, DC 20036

and:

Revolution Corporate Services Inc.

Attn: Kerry Killeen, Esq.

Email: kerry.killeen@revolution.com

1717 Rhode Island Avenue, NW

Suite 1000

Washington, DC 20036

b.            if to Purchaser, to:

Oakstone Ventures, Inc. (Capital One)
1680 Capital One Drive
McLean, Virginia 22102
Attention: Nathan Krishnamurthy, MVP
Email: nathan.krishnamurthy@capitalone.com

with a copy (which shall not constitute actual constructive notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn:  Brandon C. Price
Email: BCPrice@wlrk.com

c.            if to the Company, to:

Inspirato Incorporated
1544 Wazee Street
Denver, CO 80202
Attention: Brent Handler
Email: Legal@inspirato.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road

Palo Alto, California 94304-1050
Attn: Tony Jeffries
Email: tjeffries@wsgr.com

or to such other address or addresses as shall be designated in writing. All notices shall be deemed effective (a) when delivered personally (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise), (b) when sent by email (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise) or (c) one (1) Business Day following the day sent by overnight courier.

7.5.            Governing Law; Jurisdiction; Waiver of Jury Trial.

a.            This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery in the State of Delaware and, if such court declines jurisdiction, any other state court of the State of Delaware or the United States District Court for the District of Delaware. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 7.5(a), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 7.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

b.            EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 7.5.

7.6.            Publicity. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made by any Stockholder without the prior written approval of the Purchaser, unless required by law (based on the advice of counsel) in which case Purchaser shall have the right to review and reasonably comment on such press release, announcement or communication prior to issuance, distribution or publication. The restrictions of this Section 7.6 shall not apply to any communication if the information contained therein substantially reiterates (or is consistent with) previous press release or public announcement made in compliance with this Section 7.6. Each Stockholder consents to and authorizes the publication and disclosure by Purchaser and the Company of such Stockholder’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Proxy Statement and any other disclosure document required in connection with the Investment Agreement, the Purchase and the transactions contemplated by the Investment Agreement, and each Stockholder acknowledges that Purchaser and the Company may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange. Each Stockholder agrees to promptly give the Company and Purchaser any information it may reasonably require for the preparation of any such disclosure documents, and each Stockholder agrees to promptly notify the Company and Purchaser of any required corrections with respect to any information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

7.7.            Further Assurances. Each Stockholder agrees, from time to time, at the reasonable request of Purchaser and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

7.8.            Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of the Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

7.9.            Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party agrees that in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

7.10.            Entire Agreement; Third Party Beneficiaries; Amendment. This Agreement, together with the Investment Agreement, the Confidentiality Agreement, the Framework Agreement, the Commercial Agreement, and the Note, sets forth the entire agreement between the parties hereto with respect to the Purchase and the Covered Proposals, and are not intended to and shall not confer upon any person other than the Parties hereto, their successors and permitted assigns any rights or remedies hereunder. Any provision of this Agreement may be amended or modified in whole or in part at any time by an agreement in writing between the Parties hereto executed in the same manner as this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

7.11.            Interpretation. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the exhibits, schedules and disclosure statements hereto), references to “the date hereof” refer to the date of this Agreement and references herein to Articles or Sections refer to Articles or Sections of this Agreement. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be the relevant number of calendar days unless otherwise specified and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The term “Note” shall be deemed to include any instrument resulting from the subdivision of the principal amount of the Note issued at Closing and any further subdivisions thereof.

7.12.            Assignment. This Agreement will not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

7.13.            Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of, any of the transactions contemplated hereby is not affected in any manner materially adverse to any party. In the event of any such determination, the Parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof. To the extent permitted by law, the Parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

7.14.            Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Effective Time.

7.15.            Termination. This Agreement shall automatically terminate without further action by any of the Parties and shall have no further force or effect as of the Expiration Time; provided that the provisions of Sections 7.3, 7.4, 7.5, 7.11, 7.14 and 7.15 shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any Party from seeking any remedies (at Law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination.

7.16.            Counterparts and Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute any original, but all of which together shall constitute one and the same document. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

Oakstone Ventures, Inc.

By:	/s/ Jaidev Shergill
Name: Jaidev Shergill
Title: President

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

Inspirato IncORPORATED

By:	/s/ Brent Handler
Name: Brent Handler
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

Revolution Portico Holdings LLC

By: Revolution Management Company LLC, its Manager

By:	/s/ John Sabin
Name: John Sabin
Title: CFO

Alps Investment Holdings LLC

By: Revolution Management Company LLC, its Manager

By:	/s/ John Sabin
Name: John Sabin
Title: CFO

Schedule A

		Owned Shares*
Name	Address	Class A Common Stock	Class V Common Stock
Revolution Portico Holdings LLC	1717 Rhode Island Avenue, NW, 10th Floor, Washington, D.C. 20036	1,000,000	16,768,474
Alps Investment Holdings LLC	1717 Rhode Island Avenue, NW, 10th Floor, Washington, D.C. 20036	399,471	0

*If any additional Common Shares are owned by any of the Stockholders as of the date hereof, such shares shall be automatically deemed to be “Owned Shares” notwithstanding the contents of this Schedule A.